SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Second Quarter 2017 Results July 27, 2017 Page 1

AMBEV REPORTS 2017 SECOND QUARTER RESULTS UNDER IFRS

São Paulo, July 27, 2017 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2017 second quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the six-month period ended June 30th, 2017 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Top line was up 4.8% in 2Q17, driven by growth in all our international operations: Latin America South (LAS) (+36.2%), Central America and the Caribbean (CAC) (+6.9%) and Canada (+1.4%), partially impacted by Brazil (-4.1%). In Brazil, volumes declined by 4.7%, while NR/hl was up 0.7%. In CAC, organic volumes were up 1.6%, with a NR/hl growth of 4.2%, while reported volumes increased by 26.2% as a result of the swap of assets carried out with ABI and our operations in Panama. In LAS, volumes grew by a solid 12.2% and NR/hl was up 21.4%. In Canada, volumes were slightly down (-0.4%), while NR/hl grew by 1.8%.

Cost of Goods Sold (COGS): Our COGS increased by 10.6% in the quarter and, on a per hectoliter basis, by 11.6%. Cash COGS (excluding depreciation and amortization) grew by 11.2% while, on a per hectoliter basis, by 12.2%, mainly due to inflationary pressures and unfavorable FX in Brazil and LAS.

Selling, General & Administrative (SG&A) expenses: SG&A was up 1.3% in 2Q17 while cash SG&A (excluding depreciation and amortization) up 1.7%, below our weighted average inflation (around 5.1%), due to efficiency gains in sales & marketing and cost savings in administrative expenses.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA reached R$ 3,943.3 million (-0.7%) in 2Q17, with gross margin of 60.6% (-200bps) and EBITDA margin of 38.4% (-210bps).

Normalized Net Profit and EPS: Normalized Net Profit was R$ 2,141.5 million in 2Q17, 2.4% lower than in 2Q16, as the EBITDA organic decline and the negative impact of currency translation due to the appreciation of the Brazilian Real were partially offset by the reduction of net financial expenses. Normalized EPS in the quarter was R$ 0.13.

Cash Generation and CAPEX: Cash generated from operating activities in 2Q17 was 2,424.6 (+16.5%) while CAPEX reached 751 million (-34.8%). Year to date, cash generated from operating activities totaled R$ 4,409.1 million, compared to a negative balance of R$ 132.9 million in the same period of 2016. CAPEX year to date is R$ 1.3 billion (-29.5%).

Pay-out and Financial discipline: Year to date, we have paid/announced R$ 3.6 billion in dividends. As of June 30th, 2017, our net cash position was R$ 3,821.4 million.

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	2Q16	2Q17	Reported	Organic	YTD16	YTD17	Reported	Organic
Total volumes	35,667.8	35,660.3	0.0%	-1.1%	75,625.1	76,965.4	1.8%	0.8%
Net sales	10,377.2	10,268.0	-1.1%	4.8%	21,942.3	21,509.8	-2.0%	6.5%
Gross profit	6,482.6	6,219.8	-4.1%	1.4%	14,087.4	12,938.4	-8.2%	-0.2%
Gross margin	62.5%	60.6%	-190 bps	-200 bps	64.2%	60.2%	-400 bps	-410 bps
Normalized EBITDA	4,204.6	3,943.3	-6.2%	-0.7%	9,469.0	8,299.5	-12.4%	-4.6%
Normalized EBITDA margin	40.5%	38.4%	-210 bps	-210 bps	43.2%	38.6%	-460 bps	-450 bps
Profit	2,172.5	2,124.8	-2.2%		5,066.5	4,414.7	-12.9%
Normalized profit	2,194.7	2,141.5	-2.4%		5,095.0	4,457.5	-12.5%
EPS (R$/shares)	0.13	0.13	-1.7%		0.31	0.27	-12.5%
Normalized EPS	0.13	0.13	-1.7%		0.31	0.27	-12.1%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2016 (2Q16). Values in this release may not add up due to rounding.

Second Quarter 2017 Results July 27, 2017 Page 2

Management Comments

Consolidated top line increased by 4.8% in 2Q17 while EBITDA declined 0.7% in the same period. As anticipated, this was a bridge quarter, with our results in Brazil still affected by expected headwinds in our COGS that will dissipate in the second half of 2017.

In Beer Brazil, we have outperformed the industry for the second consecutive quarter in terms of volumes, amid a still challenging political and macroeconomic environment. In this context, we continued to focus on our five commercial platforms, activating the levers under our control, along with a strong emphasis on our operational excellence:

•          Elevate the Core

o    With Skol and Antarctica we expanded the traditional June Festivals of São João (Festas Juninas) from the Northeast to other regions of Brazil, creating a “new Carnival” and delivering breakthrough experiences to consumers.

o    Skol has been named by Millward Brown/BrandZ the most valuable brand in Latin America while Brahma, Antarctica and Bohemia were considered, respectively, the third, sixth and eighth most valuable brands in Brazil.

•          Accelerate Premium

o    Premium volumes increased by high teens in the quarter. Budweiser, which has proudly been brewed in an unique way for 140 years, with water, malt, rice, hops and aged over beechwood, continued to experience a good momentum, with a double digit volume growth and preference trending up.

o    Budweiser’s campaign that featured Oscar Schmidt received the Golden Lion in Cannes Festival. Oscar Schmidt was authentic and became a legend. Budweiser rewrote this story and, in partnership with ESPN and NBA, got Oscar to play his first NBA game at the age of 59.

•          Near Beer

o    Near beer continues to be an important platform. As a consumer-centric organization, we see this as an opportunity to be closer to our consumers in non-traditional beer occasions, enhancing the equity of our mother brands.

•          In Home

o    The 300ml returnable glass bottles volumes grew once again double digits year over year, as we continued to evolve in its execution in the off-trade channel, enhancing shoppers’ experience. This is an important initiative to drive affordability to consumers in a profitable way.

•          Out of Home

o    We have been strengthening our position in the on-trade channel with our complete portfolio of brands coupled with our initiatives to step up our service level and be even closer to our customers.

In CSD&NANC Brazil, while we underperformed the industry with our overall volumes declining 14.1%, we posted a healthy NR/hl increase of 6.6% driven by revenue management initiatives implemented during the quarter. Further, the non-traditional CSD business delivered a solid volume growth with Lipton, Fusion and Do Bem. Year to date, CSD&NANC volumes are outperforming the industry.

Finally, we are very pleased with the remarkable performance of our international operations in 2Q17. In CAC, EBITDA went up close to 30%, with a robust EBITDA margin expansion, benefiting from solid volumes, a strong revenue management strategy and phasing of sales & marketing and administrative expenses. In LAS, while we continued to be pressured on costs due to FX in Argentina, we had a significant volume growth, delivering top line and EBITDA increase of more than 30%. And, in Canada, we continue to have momentum in the pursuit of balanced share and profitability, with the highest quarterly market share in 19 years and a solid NR/hl that, along with our cost management initiatives, led to another quarter of EBITDA growth and margin expansion.

Second Quarter 2017 Results July 27, 2017 Page 3

Still with respect to our international operations, it is important to highlight that our reported results include our operations in Panama and exclude our former operations in Colombia, Peru and Ecuador, which are treated as a scope in our CAC as LAS divisions, respectively.

Looking at our divisional performance highlights in more detail:

•          Brazil. Net revenue in Brazil was down 4.1% in 2Q17 and EBITDA down 15.7% to R$ 2,087.2 million, with a margin of 39.2% (-540bps).

o    In Beer Brazil, top line declined by 3.3% in the quarter.

▪   The beer industry fell by 2.7% in 2Q17, according to Nielsen. Although we have been able to deliver volumes performance ahead of the industry, our volumes declined by 1.3%, as the mainstream segment continued to be pressured by the adverse and volatile macroeconomic and political environments. Premium, on the other hand, grew high teens year over year.

▪   NR/hl was down 2.0% year over year, driven, among other factors, by a negative mix, as we continued to use our full portfolio of packs and brands to drive affordability to consumers, including the 300ml returnable glass bottles in the off-trade channel, that grew double digits in the quarter. On a sequential basis, NR/hl was slightly down (-0,2%), in line with the usual trend of NR/HL variation from the first to the second quarter.

o    In CSD&NANC Brazil, net revenue was down 8.5% in 2Q17. According to Nielsen, the CSD industry declined by 9.7% while our overall volumes decreased by 14.1%, as consumers continued to be pressured by a depressed disposable income, trading down to B brands, powder juices or even to tap water. NR/hl in CSD&NANC was up 6.6%, driven by revenue management initiatives implemented during the quarter.

o    Brazil cash COGS was up 4.6% while, on a per hectoliter basis, up 9.8%, mainly due to FX impacts and inflation. In the first half of 2017, cash COGS/hl increased by 22.3%, in line with our guidance of double digits growth.

o    Brazil cash SG&A was down 2.8%, due to (i) flattish distribution expenses, and (ii) a decline in administrative and sales & marketing expenses, as a result of cost savings in our non-working money as well as phasing and efficiency gains in our working money.

•          Central America and the Caribbean (CAC). In 2Q17, EBITDA in CAC reached R$ 431.9 million (+29,7%), supported by a strong top line performance (+6.9%) and EBITDA margin expansion (+770bps) to 38.3%. In US dollars, reported EBITDA grew close to 35%.

o    We continued to deliver solid results in the region. Organic volumes went up 1.6% on a tough comparable of +8.8% in 2Q16. On a reported basis, volumes increased by 26.2%, benefiting from the recent swap of assets carried out with ABI and our operations in Panama. In Dominican Republic, we further expanded the Presidente brand execution with micro events activations that more than doubled year to date when compared to the same period of 2016. And in Guatemala, we continued with the Busch Light campaign and also launched the new VBI of Brahva, creating a consistent commercial communication of the brand.

o    We also benefited from our solid financial discipline in the region, leveraging both costs and expenses savings, as well as from phasing of sales & marketing and administrative expenditures, leading to expansion of EBITDA margin for another quarter.

Latin America South (LAS). In 2Q17, net revenue was up 36.2% while EBITDA in the region reached R$ 806.7 million (+33.9%), with an EBITDA margin compression of 60bps to 38.7%.

o    Volumes were up 12.2%, primarily driven by (i) Argentina, where we had a very strong volume performance, especially in beer that grew more than 20% year over year; (ii) Paraguay, where volumes continued to trend up as a result of the success of our 340ml returnable glass bottle strategy; and (iii) Uruguay, as execution improvements coupled with a favorable weather enabled us to deliver double digits volume growth in both beer and CSD businesses.

Second Quarter 2017 Results July 27, 2017 Page 4

o    EBITDA margin in LAS compressed 60bps in the quarter, mainly due to a 50.2% cash COGS increase (+33.9% on a hectoliter basis), impacted by FX in Argentina.

•          Canada. Top line increased by 1.4% in the quarter with an EBITDA of R$ 617.6 million (+3.9%) and EBITDA margin expansion of 90bps to 35.7%. NR/hl was up 1.8%.

o    Volumes were slightly down (-0.4%), driven by industry softness due to unfavorable weather, almost fully offset by share performance from our diversified portfolio. Our main brands performed particularly well, led by (i) Bud Light being the fastest growing brand in 2Q17 in Canada, and (ii) the high end, with growth from Stella Artois and the craft portfolio helping us to achieve the highest quarterly market share figure recorded in 19 years.

o    During the quarter, our cost management discipline played once again an important role, translating topline growth into EBITDA margin expansion.

Outlook

The Brazilian economy is recovering at a slow pace, still representing a challenge for the beer industry in the short term. We acknowledge the difficult reality, but we believe in our strategy, remaining cautiously optimistic for the second half of the year.

Further, as we will now begin cycling more favorable net revenue per hectoliter comps, while cash COGS/hl will be between a flattish and low single-digit increase, we expect to resume EBITDA growth.

With that in mind, we will continue to put efforts in our plan, focusing on our commercial platforms in Brazil and pursuing cost savings and efficiency gains to positively impact our profitability.

Finally, having operations outside of Brazil has already proved to be an important asset. Going forward, we continue to see significant top line and EBITDA margin expansion potential in our operations in CAC. In LAS, we remain confident in our ability to deliver solid top line and EBITDA, supported by strong brands, in spite of the macro challenges in the region. In Canada, we remain optimistic that that we have the right portfolio that, along with our operational discipline, will continue to yield sustainable growth across the country.

Second Quarter 2017 Results July 27, 2017 Page 5

Ambev Consolidated Income Statement

Consolidated income statement	2Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q17	Reported	Organic
Net revenue	10,377.2	117.8	(723.9)	496.9	10,268.0	-1.1%	4.8%
Cost of goods sold (COGS)	(3,894.6)	(21.6)	273.1	(405.0)	(4,048.2)	3.9%	10.6%
Gross profit	6,482.6	96.2	(450.9)	91.8	6,219.8	-4.1%	1.4%
Selling, general and administrative (SG&A)	(3,492.9)	(61.1)	228.0	(45.4)	(3,371.4)	-3.5%	1.3%
Other operating income	331.1	(3.9)	(0.3)	(104.4)	222.6	-32.8%	-31.6%
Normalized operating income (normalized EBIT)	3,320.8	31.2	(223.2)	(57.9)	3,070.9	-7.5%	-1.7%
Exceptional items above EBIT	(22.2)	0.5	5.6	(15.9)	(32.1)	44.4%	73.3%
Net finance results	(899.9)				(698.8)	-22.3%
Share of results of associates	0.4				5.3	nm
Income tax expense	(226.6)				(220.5)	-2.7%
Profit	2,172.5				2,124.8	-2.2%
Attributable to Ambev holders	2,046.2				2,013.1	-1.6%
Attributable to non-controlling interests	126.4				111.7	-11.6%
Normalized profit	2,194.7				2,141.5	-2.4%
Attributable to Ambev holders	2,068.4				2,028.4	-1.9%

Normalized EBITDA	4,204.6	39.6	(272.1)	(28.9)	3,943.3	-6.2%	-0.7%

Consolidated income statement	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Net revenue	21,942.3	253.6	(2,097.0)	1,410.8	21,509.8	-2.0%	6.5%
Cost of goods sold (COGS)	(7,854.9)	(49.6)	767.8	(1,434.5)	(8,571.3)	9.1%	18.5%
Gross profit	14,087.4	204.0	(1,329.3)	(23.7)	12,938.4	-8.2%	-0.2%
Selling, general and administrative (SG&A)	(7,089.6)	(120.8)	607.0	(249.0)	(6,852.3)	-3.3%	3.6%
Other operating income	723.5	9.4	(0.3)	(219.1)	513.4	-29.0%	-30.3%
Normalized operating income (normalized EBIT)	7,721.3	92.6	(722.5)	(491.9)	6,599.5	-14.5%	-6.3%
Exceptional items above EBIT	(28.5)	(6.1)	10.1	(36.2)	(60.8)	113.5%	129.4%
Net finance results	(2,071.2)				(1,571.4)	-24.1%
Share of results of associates	7.8				6.3	-19.6%
Income tax expense	(563.0)				(559.0)	-0.7%
Profit	5,066.5				4,414.7	-12.9%
Attributable to Ambev holders	4,813.0				4,212.3	-12.5%
Attributable to non-controlling interests	253.5				202.4	-20.2%
Normalized profit	5,095.0				4,457.5	-12.5%
Attributable to Ambev holders	4,841.5				4,238.5	-12.5%

Normalized EBITDA	9,469.0	110.7	(847.8)	(432.4)	8,299.5	-12.4%	-4.6%

Second Quarter 2017 Results July 27, 2017 Page 6

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), LAS and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Second Quarter 2017 Results July 27, 2017 Page 7

Ambev Consolidated

We delivered during the quarter R$ 10,268.0 million of net revenue (+4.8%) and R$ 3,943.3 million of Normalized EBITDA (-0.7%).

Ambev results	2Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q17	Reported	Organic
Volume ('000 hl)	35,667.8	377.2		(384.8)	35,660.3	0.0%	-1.1%
Net revenue	10,377.2	117.8	(723.9)	496.9	10,268.0	-1.1%	4.8%
Net revenue/hl	290.9	0.2	(20.3)	17.1	287.9	-1.0%	5.9%
COGS	(3,894.6)	(21.6)	273.1	(405.0)	(4,048.2)	3.9%	10.6%
COGS/hl	(109.2)	0.5	7.7	(12.5)	(113.5)	4.0%	11.6%
COGS excl. deprec.&amort.	(3,337.7)	(19.1)	242.4	(367.8)	(3,482.1)	4.3%	11.2%
COGS/hl excl. deprec. &amort	(93.6)	0.5	6.8	(11.3)	(97.6)	4.4%	12.2%
Gross profit	6,482.6	96.2	(450.9)	91.8	6,219.8	-4.1%	1.4%
Gross margin	62.5%				60.6%	-190 bps	-200 bps
SG&A excl. deprec.&amort.	(3,166.1)	(55.3)	209.9	(54.0)	(3,065.4)	-3.2%	1.7%
SG&A deprec.&amort.	(326.9)	(5.8)	18.2	8.6	(306.0)	-6.4%	-2.7%
SG&A total	(3,492.9)	(61.1)	228.0	(45.4)	(3,371.4)	-3.5%	1.3%
Other operating income	331.1	(3.9)	(0.3)	(104.4)	222.6	-32.8%	-31.6%
Normalized EBIT	3,320.8	31.2	(223.2)	(57.9)	3,070.9	-7.5%	-1.7%
Normalized EBIT margin	32.0%				29.9%	-210 bps	-210 bps
Normalized EBITDA	4,204.6	39.6	(272.1)	(28.9)	3,943.3	-6.2%	-0.7%
Normalized EBITDA margin	40.5%				38.4%	-210 bps	-210 bps

Ambev results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	75,625.1	760.2		580.1	76,965.4	1.8%	0.8%
Net revenue	21,942.3	253.6	(2,097.0)	1,410.8	21,509.8	-2.0%	6.5%
Net revenue/hl	290.1	0.4	(27.2)	16.1	279.5	-3.7%	5.6%
COGS	(7,854.9)	(49.6)	767.8	(1,434.5)	(8,571.3)	9.1%	18.5%
COGS/hl	(103.9)	0.4	10.0	(17.9)	(111.4)	7.2%	17.4%
COGS excl. deprec.&amort.	(6,741.0)	(43.2)	688.7	(1,362.7)	(7,458.3)	10.6%	20.5%
COGS/hl excl. deprec. &amort	(89.1)	0.3	8.9	(17.0)	(96.9)	8.7%	19.3%
Gross profit	14,087.4	204.0	(1,329.3)	(23.7)	12,938.4	-8.2%	-0.2%
Gross margin	64.2%				60.2%	-400 bps	-410 bps
SG&A excl. deprec.&amort.	(6,455.8)	(109.0)	560.9	(261.8)	(6,265.8)	-2.9%	4.1%
SG&A deprec.&amort.	(633.7)	(11.7)	46.1	12.8	(586.5)	-7.4%	-2.1%
SG&A total	(7,089.6)	(120.8)	607.0	(249.0)	(6,852.3)	-3.3%	3.6%
Other operating income	723.5	9.4	(0.3)	(219.1)	513.4	-29.0%	-30.3%
Normalized EBIT	7,721.3	92.6	(722.5)	(491.9)	6,599.5	-14.5%	-6.3%
Normalized EBIT margin	35.2%				30.7%	-450 bps	-430 bps
Normalized EBITDA	9,469.0	110.7	(847.8)	(432.4)	8,299.5	-12.4%	-4.6%
Normalized EBITDA margin	43.2%				38.6%	-460 bps	-450 bps

Second Quarter 2017 Results July 27, 2017 Page 8

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD&NANC Brazil and CAC operations. LAN EBITDA for the quarter totaled R$ 2,519.1 million (-10.1%).

LAN results	2Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q17	Reported	Organic
Volume ('000 hl)	26,471.4	576.7		(1,104.2)	25,943.9	-2.0%	-4.2%
Net revenue	6,533.8	198.8	(119.7)	(159.7)	6,453.3	-1.2%	-2.4%
Net revenue/hl	246.8	2.1	(4.6)	4.4	248.7	0.8%	1.8%
COGS	(2,504.4)	(77.0)	50.9	(100.7)	(2,631.3)	5.1%	4.0%
COGS/hl	(94.6)	(0.8)	2.0	(7.9)	(101.4)	7.2%	8.4%
COGS excl. deprec.&amort.	(2,093.3)	(67.8)	43.5	(90.9)	(2,208.5)	5.5%	4.3%
COGS/hl excl. deprec. &amort	(79.1)	(0.8)	1.7	(6.9)	(85.1)	7.6%	8.7%
Gross profit	4,029.3	121.8	(68.8)	(260.4)	3,822.0	-5.1%	-6.5%
Gross margin	61.7%				59.2%	-250 bps	-260 bps
SG&A excl. deprec.&amort.	(1,962.1)	(96.9)	18.4	100.2	(1,940.5)	-1.1%	-5.1%
SG&A deprec.&amort.	(236.4)	(10.8)	3.5	18.3	(225.4)	-4.7%	-7.8%
SG&A total	(2,198.6)	(107.7)	21.8	118.5	(2,165.9)	-1.5%	-5.4%
Other operating income	352.5	(3.5)	0.6	(135.2)	214.4	-39.2%	-38.3%
Normalized EBIT	2,183.3	10.6	(46.3)	(277.0)	1,870.5	-14.3%	-12.7%
Normalized EBIT margin	33.4%				29.0%	-440 bps	-350 bps
Normalized EBITDA	2,830.9	30.6	(57.3)	(285.1)	2,519.1	-11.0%	-10.1%
Normalized EBITDA margin	43.3%				39.0%	-430 bps	-340 bps

LAN results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	55,472.1	1,149.7		(391.5)	56,230.3	1.4%	-0.7%
Net revenue	13,809.4	417.4	(353.9)	(67.6)	13,805.4	0.0%	-0.5%
Net revenue/hl	248.9	2.3	(6.3)	0.5	245.5	-1.4%	0.2%
COGS	(4,989.3)	(163.6)	154.8	(761.5)	(5,759.7)	15.4%	14.8%
COGS/hl	(89.9)	(1.1)	2.8	(14.2)	(102.4)	13.9%	15.6%
COGS excl. deprec.&amort.	(4,154.3)	(143.3)	134.1	(748.9)	(4,912.4)	18.3%	17.4%
COGS/hl excl. deprec. &amort	(74.9)	(1.0)	2.4	(13.8)	(87.4)	16.7%	18.2%
Gross profit	8,820.2	253.8	(199.2)	(829.1)	8,045.7	-8.8%	-9.1%
Gross margin	63.9%				58.3%	-560 bps	-570 bps
SG&A excl. deprec.&amort.	(4,003.3)	(192.0)	70.8	79.6	(4,044.8)	1.0%	-1.9%
SG&A deprec.&amort.	(454.4)	(21.8)	9.9	19.2	(447.1)	-1.6%	-4.0%
SG&A total	(4,457.7)	(213.8)	80.8	98.8	(4,492.0)	0.8%	-2.1%
Other operating income	779.1	7.9	1.2	(285.6)	502.7	-35.5%	-36.3%
Normalized EBIT	5,141.5	47.9	(117.2)	(1,015.8)	4,056.4	-21.1%	-19.6%
Normalized EBIT margin	37.2%				29.4%	-780 bps	-720 bps
Normalized EBITDA	6,431.0	90.0	(147.9)	(1,022.0)	5,351.1	-16.8%	-15.7%
Normalized EBITDA margin	46.6%				38.8%	-780 bps	-720 bps

Second Quarter 2017 Results July 27, 2017 Page 9

Ambev Brazil

In 2Q17, we delivered R$ 2,087.2 million (-15.7%) of Normalized EBITDA in Brazil, with an EBITDA margin of 39.2% (-540bps). Net revenue was down 4.1%, with volumes declining by 4.7% and NR/hl increasing by 0.7%. Cash COGS was up 4.6%, driven by volume decline and a 9.8% increase in cash COGS/hl. SG&A (excluding depreciation and amortization) was down 2.8% in the quarter.

Ambev Brazil results	2Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q17	Reported	Organic
Volume ('000 hl)	24,121.9			(1,143.0)	22,979.0	-4.7%	-4.7%
Net revenue	5,552.6			(227.6)	5,325.0	-4.1%	-4.1%
Net revenue/hl	230.2			1.5	231.7	0.7%	0.7%
COGS	(2,064.2)			(77.7)	(2,141.9)	3.8%	3.8%
COGS/hl	(85.6)			(7.6)	(93.2)	8.9%	8.9%
COGS excl. deprec.&amort.	(1,703.3)			(78.5)	(1,781.9)	4.6%	4.6%
COGS/hl excl. deprec. &amort	(70.6)			(6.9)	(77.5)	9.8%	9.8%
Gross profit	3,488.4			(305.3)	3,183.1	-8.8%	-8.8%
Gross margin	62.8%				59.8%	-300 bps	-300 bps
SG&A excl. deprec.&amort.	(1,726.2)			49.1	(1,677.1)	-2.8%	-2.8%
SG&A deprec.&amort.	(207.7)			18.8	(189.0)	-9.0%	-9.0%
SG&A total	(1,934.0)			67.9	(1,866.1)	-3.5%	-3.5%
Other operating income	354.3			(133.1)	221.2	-37.6%	-37.6%
Normalized EBIT	1,908.7			(370.5)	1,538.2	-19.4%	-19.4%
Normalized EBIT margin	34.4%				28.9%	-550 bps	-550 bps
Normalized EBITDA	2,477.3			(390.1)	2,087.2	-15.7%	-15.7%
Normalized EBITDA margin	44.6%				39.2%	-540 bps	-540 bps

Ambev Brazil results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	50,930.0			(456.6)	50,473.5	-0.9%	-0.9%
Net revenue	11,810.7			(191.5)	11,619.2	-1.6%	-1.6%
Net revenue/hl	231.9			(1.7)	230.2	-0.7%	-0.7%
COGS	(4,077.2)			(729.2)	(4,806.4)	17.9%	17.9%
COGS/hl	(80.1)			(15.2)	(95.2)	19.0%	19.0%
COGS excl. deprec.&amort.	(3,365.5)			(713.9)	(4,079.4)	21.2%	21.2%
COGS/hl excl. deprec. &amort	(66.1)			(14.7)	(80.8)	22.3%	22.3%
Gross profit	7,733.5			(920.7)	6,812.8	-11.9%	-11.9%
Gross margin	65.5%				58.6%	-690 bps	-690 bps
SG&A excl. deprec.&amort.	(3,520.7)			21.9	(3,498.9)	-0.6%	-0.6%
SG&A deprec.&amort.	(405.0)			27.8	(377.2)	-6.9%	-6.9%
SG&A total	(3,925.7)			49.7	(3,876.0)	-1.3%	-1.3%
Other operating income	774.2			(272.9)	501.3	-35.2%	-35.2%
Normalized EBIT	4,582.0			(1,143.9)	3,438.1	-25.0%	-25.0%
Normalized EBIT margin	38.8%				29.6%	-920 bps	-920 bps
Normalized EBITDA	5,698.6			(1,156.4)	4,542.3	-20.3%	-20.3%
Normalized EBITDA margin	48.2%				39.1%	-910 bps	-910 bps

Second Quarter 2017 Results July 27, 2017 Page 10

Beer Brazil

In 2Q17, EBITDA for Beer Brazil was R$ 1.855.6 million (-13.0%) with an EBITDA margin compression of 460bps to 40.8%.

Net revenue was down 3.3% in the quarter. The beer industry declined by 2.7%, according to Nielsen and, even though we have outperformed the industry, our volumes decreased by 1.3%, as the mainstream segment continued to be pressured by adverse and volatile macroeconomic and political environments. Premium, on the other hand, grew high teens in the quarter. NR/hl decreased by 2.0%, driven, among other factors, by a negative mix, as we continued to use our full portfolio of packs and brands to drive affordability to consumers, including the 300ml returnable glass bottles in the off-trade channel, that grew double digits in the quarter. On a sequential basis, NR/hl was slightly down (-0,2%), in line with the usual trend of NR/HL variation from the first to the second quarter.

Cash COGS/hl increased by 7.1%, driven by overall inflation and FX negative impact, partially offset by commodities prices. Cash SG&A was down 3.8% as a result of (i) flattish distribution expenses, and (ii) a decline in administrative and sales & marketing expenses.

Beer Brazil results	2Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q17	Reported	Organic
Volume ('000 hl)	17,659.7			(229.5)	17,430.2	-1.3%	-1.3%
Net revenue	4,701.6			(155.2)	4,546.4	-3.3%	-3.3%
Net revenue/hl	266.2			(5.4)	260.8	-2.0%	-2.0%
COGS	(1,634.0)			(87.3)	(1,721.3)	5.3%	5.3%
COGS/hl	(92.5)			(6.2)	(98.8)	6.7%	6.7%
COGS excl. deprec.&amort.	(1,335.5)			(76.2)	(1,411.7)	5.7%	5.7%
COGS/hl excl. deprec. &amort	(75.6)			(5.4)	(81.0)	7.1%	7.1%
Gross profit	3,067.6			(242.5)	2,825.0	-7.9%	-7.9%
Gross margin	65.2%				62.1%	-310 bps	-310 bps
SG&A excl. deprec.&amort.	(1,514.7)			57.4	(1,457.3)	-3.8%	-3.8%
SG&A deprec.&amort.	(179.5)			9.2	(170.3)	-5.1%	-5.1%
SG&A total	(1,694.2)			66.6	(1,627.6)	-3.9%	-3.9%
Other operating income	282.5			(104.2)	178.3	-36.9%	-36.9%
Normalized EBIT	1,655.8			(280.1)	1,375.7	-16.9%	-16.9%
Normalized EBIT margin	35.2%				30.3%	-490 bps	-490 bps
Normalized EBITDA	2,133.8			(278.2)	1,855.6	-13.0%	-13.0%
Normalized EBITDA margin	45.4%				40.8%	-460 bps	-460 bps

Beer Brazil results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	37,527.2			452.2	37,979.4	1.2%	1.2%
Net revenue	10,011.4			(94.6)	9,916.8	-0.9%	-0.9%
Net revenue/hl	266.8			(5.7)	261.1	-2.1%	-2.1%
COGS	(3,233.4)			(601.8)	(3,835.2)	18.6%	18.6%
COGS/hl	(86.2)			(14.8)	(101.0)	17.2%	17.2%
COGS excl. deprec.&amort.	(2,633.0)			(580.5)	(3,213.4)	22.0%	22.0%
COGS/hl excl. deprec. &amort	(70.2)			(14.4)	(84.6)	20.6%	20.6%
Gross profit	6,778.0			(696.4)	6,081.6	-10.3%	-10.3%
Gross margin	67.7%				61.3%	-640 bps	-640 bps
SG&A excl. deprec.&amort.	(3,091.6)			57.6	(3,033.9)	-1.9%	-1.9%
SG&A deprec.&amort.	(338.6)			0.6	(338.0)	-0.2%	-0.2%
SG&A total	(3,430.2)			58.2	(3,371.9)	-1.7%	-1.7%
Other operating income	619.2			(218.2)	401.1	-35.2%	-35.2%
Normalized EBIT	3,967.1			(856.4)	3,110.7	-21.6%	-21.6%
Normalized EBIT margin	39.6%				31.4%	-820 bps	-820 bps
Normalized EBITDA	4,906.2			(835.6)	4,070.5	-17.0%	-17.0%
Normalized EBITDA margin	49.0%				41.0%	-800 bps	-800 bps

Second Quarter 2017 Results July 27, 2017 Page 11

CSD & NANC Brazil

In Brazil CSD&NANC, EBITDA was R$ 231.6 million (-32.6%) in the 2Q17, with an EBITDA margin of 29.7% (-1070bps).

Net revenue was down 8.5%. According to Nielsen, the CSD&NANC industry declined by 9.7% while our volumes decreased by 14.1%, as consumers continued to be pressured by a depressed disposable income, trading down to B brands, powder juices or even to tap water. NR/hl was up 6.6%, driven by our revenue management initiatives implemented during the quarter.

Cash COGS/hl increased by 17.2%, impacted by inflation, FX and commodity prices. Cash SG&A was up 3.9%, led by an increase in sales & marketing and higher distribution expenses, due to the revision of cost allocation between the Beer and CSD&NANC businesses to better reflect the CSD&NANC operations.

CSD&Nanc Brazil results	2Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q17	Reported	Organic
Volume ('000 hl)	6,462.2			(913.5)	5,548.7	-14.1%	-14.1%
Net revenue	851.0			(72.4)	778.6	-8.5%	-8.5%
Net revenue/hl	131.7			8.6	140.3	6.6%	6.6%
COGS	(430.2)			9.6	(420.6)	-2.2%	-2.2%
COGS/hl	(66.6)			(9.2)	(75.8)	13.9%	13.9%
COGS excl. deprec.&amort.	(367.8)			(2.3)	(370.2)	0.6%	0.6%
COGS/hl excl. deprec. &amort	(56.9)			(9.8)	(66.7)	17.2%	17.2%
Gross profit	420.8			(62.8)	358.1	-14.9%	-14.9%
Gross margin	49.5%				46.0%	-350 bps	-350 bps
SG&A excl. deprec.&amort.	(211.5)			(8.3)	(219.8)	3.9%	3.9%
SG&A deprec.&amort.	(28.3)			9.5	(18.7)	-33.8%	-33.8%
SG&A total	(239.8)			1.3	(238.5)	-0.5%	-0.5%
Other operating income	71.8			(28.9)	42.9	-40.3%	-40.3%
Normalized EBIT	252.9			(90.4)	162.5	-35.8%	-35.8%
Normalized EBIT margin	29.7%				20.9%	-880 bps	-880 bps
Normalized EBITDA	343.5			(111.9)	231.6	-32.6%	-32.6%
Normalized EBITDA margin	40.4%				29.7%	-1070 bps	-1070 bps

CSD&Nanc Brazil results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	13,402.8			(908.8)	12,494.1	-6.8%	-6.8%
Net revenue	1,799.3			(96.9)	1,702.4	-5.4%	-5.4%
Net revenue/hl	134.2			2.0	136.3	1.5%	1.5%
COGS	(843.8)			(127.4)	(971.2)	15.1%	15.1%
COGS/hl	(63.0)			(14.8)	(77.7)	23.5%	23.5%
COGS excl. deprec.&amort.	(732.5)			(133.4)	(865.9)	18.2%	18.2%
COGS/hl excl. deprec. &amort	(54.7)			(14.7)	(69.3)	26.8%	26.8%
Gross profit	955.5			(224.3)	731.2	-23.5%	-23.5%
Gross margin	53.1%				43.0%	-1010 bps	-1010 bps
SG&A excl. deprec.&amort.	(429.2)			(35.7)	(464.9)	8.3%	8.3%
SG&A deprec.&amort.	(66.4)			27.2	(39.2)	-41.0%	-41.0%
SG&A total	(495.5)			(8.5)	(504.1)	1.7%	1.7%
Other operating income	155.0			(54.7)	100.3	-35.3%	-35.3%
Normalized EBIT	614.9			(287.5)	327.4	-46.8%	-46.8%
Normalized EBIT margin	34.2%				19.2%	-1500 bps	-1500 bps
Normalized EBITDA	792.5			(320.7)	471.8	-40.5%	-40.5%
Normalized EBITDA margin	44.0%				27.7%	-1630 bps	-1630 bps

Second Quarter 2017 Results July 27, 2017 Page 12

Central America and the Caribbean (CAC)

Our operations in the Central America and the Caribbean delivered an EBITDA of R$ 431.9 million (+29.7%) in the quarter, with an EBITDA margin of 38.3% (+770 bps).

Our top line increased by 6.9% in 2Q17, explained by a 1.6% volume organic growth coupled with a NR/hl increase of 4.2%. On a reported basis, volumes were up 26.2%, benefitting from the recent swap of assets carried out with ABI and our operations in Panama. In Dominican Republic, we further expanded the Presidente brand execution through new coolers and marketing materials along with micro events activation that more than doubled year to date when compared to the same period of 2016. In Guatemala, we continued with the Busch Light campaign and also launched the new VBI of Brahva, creating a consistent commercial communication of the brand.

EBITDA performance was also driven by our solid cost management discipline, with cash SG&A declining 21.6%, due to both costs and expenses savings, as well as to phasing of sales & marketing and administrative expenditures.

The scope change in CAC refers to the beginning of our operations in Panama as a result of the swap of assets carried out with ABI on December 31st, 2016.

CAC results	2Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q17	Reported	Organic
Volume total ('000 hl)	2,349.5	576.7		38.7	2,965.0	26.2%	1.6%
Net revenue	981.2	198.8	(119.7)	68.0	1,128.3	15.0%	6.9%
Net revenue/hl	417.6	(14.4)	(40.4)	17.6	380.5	-8.9%	4.2%
COGS	(440.3)	(77.0)	50.9	(23.0)	(489.4)	11.2%	5.2%
COGS/hl	(187.4)	10.6	17.2	(5.5)	(165.1)	-11.9%	2.9%
COGS excl. deprec.&amort.	(390.0)	(67.8)	43.5	(12.4)	(426.6)	9.4%	3.2%
COGS/hl excl. deprec. &amort	(166.0)	9.6	14.7	(2.1)	(143.9)	-13.3%	1.3%
Gross profit	540.9	121.8	(68.8)	44.9	638.9	18.1%	8.3%
Gross margin	55.1%				56.6%	150 bps	70 bps
SG&A excl. deprec.&amort.	(235.9)	(96.9)	18.4	51.1	(263.4)	11.7%	-21.6%
SG&A deprec.&amort.	(28.7)	(10.8)	3.5	(0.4)	(36.4)	27.0%	1.4%
SG&A total	(264.6)	(107.7)	21.8	50.6	(299.8)	13.3%	-19.1%
Other operating income/expenses	(1.8)	(3.5)	0.6	(2.0)	(6.7)	nm	115.2%
Normalized EBIT	274.6	10.6	(46.3)	93.5	332.3	21.0%	34.1%
Normalized EBIT margin	28.0%				29.5%	150 bps	710 bps
Normalized EBITDA	353.6	30.6	(57.3)	105.0	431.9	22.2%	29.7%
Normalized EBITDA margin	36.0%				38.3%	230 bps	770 bps

CAC results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume total ('000 hl)	4,542.1	1,149.7		65.0	5,756.9	26.7%	1.4%
Net revenue	1,998.8	417.4	(353.9)	124.0	2,186.2	9.4%	6.2%
Net revenue/hl	440.1	(15.6)	(61.5)	16.7	379.8	-13.7%	3.8%
COGS	(912.1)	(163.6)	154.8	(32.3)	(953.3)	4.5%	3.5%
COGS/hl	(200.8)	11.8	26.9	(3.5)	(165.6)	-17.5%	1.7%
COGS excl. deprec.&amort.	(788.8)	(143.3)	134.1	(35.1)	(833.1)	5.6%	4.4%
COGS/hl excl. deprec. &amort	(173.7)	9.9	23.3	(4.2)	(144.7)	-16.7%	2.4%
Gross profit	1,086.6	253.8	(199.2)	91.6	1,232.9	13.5%	8.4%
Gross margin	54.4%				56.4%	200 bps	110 bps
SG&A excl. deprec.&amort.	(482.5)	(192.0)	70.8	57.8	(546.0)	13.1%	-12.0%
SG&A deprec.&amort.	(49.4)	(21.8)	9.9	(8.7)	(70.0)	41.6%	17.5%
SG&A total	(532.0)	(213.8)	80.8	49.1	(615.9)	15.8%	-9.2%
Other operating income/expenses	4.9	7.9	1.2	(12.7)	1.3	-72.7%	nm
Normalized EBIT	559.6	47.9	(117.2)	128.0	618.2	10.5%	22.9%
Normalized EBIT margin	28.0%				28.3%	30 bps	440 bps
Normalized EBITDA	732.3	90.0	(147.9)	134.4	808.8	10.4%	18.4%
Normalized EBITDA margin	36.6%				37.0%	40 bps	420 bps

Second Quarter 2017 Results July 27, 2017 Page 13

Latin America South (LAS)

LAS EBITDA increased by 33.9% in 2Q17 to R$ 806.7 million, with an EBITDA margin decrease of 60 bps, to 38.7%.

Our volumes grew by 12.2%, mainly driven by (i) Argentina, where we had a very strong volume performance, especially in beer that grew more than 20% year over year; (ii) Paraguay, where volumes continued to trend up as a result of the success of our 340ml returnable glass bottle strategy; and (iii) Uruguay as execution improvements coupled with a favorable weather enabled us to deliver double digits volume growth in both beer and CSD businesses. Top line was up 36.2% with a NR/hl increase of 21.4%.

Cash COGS grew by 50.2% while, on a hectoliter basis, by 33.9%, mainly driven by higher inflation and negative currency impact. Cash SG&A increased by 28.8%, adversely impacted by inflationary pressures mainly in Argentina.

The scope change in LAS refers to the termination of our operations in Colombia, Peru and Ecuador as a result of the swap of assets carried out with ABI on December 31st, 2016.

LAS results	2Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q17	Reported	Organic
Volume ('000 hl)	6,201.8	(202.5)		730.5	6,729.8	8.5%	12.2%
Net revenue	1,813.4	(81.7)	(273.0)	627.3	2,086.0	15.0%	36.2%
Net revenue/hl	292.4	(3.7)	(40.6)	61.9	310.0	6.0%	21.4%
COGS	(728.1)	55.9	115.6	(304.6)	(861.2)	18.3%	45.3%
COGS/hl	(117.4)	5.3	17.2	(33.1)	(128.0)	9.0%	29.5%
COGS excl. deprec.&amort.	(621.3)	49.2	100.2	(286.9)	(758.8)	22.1%	50.2%
COGS/hl excl. deprec. &amort	(100.2)	4.8	14.9	(32.3)	(112.7)	12.6%	33.9%
Gross profit	1,085.4	(25.8)	(157.4)	322.7	1,224.8	12.8%	30.5%
Gross margin	59.9%				58.7%	-120 bps	-260 bps
SG&A excl. deprec.&amort.	(511.6)	41.8	77.6	(135.3)	(527.5)	3.1%	28.8%
SG&A deprec.&amort.	(70.8)	5.0	11.2	(7.9)	(62.6)	-11.6%	12.0%
SG&A total	(582.4)	46.8	88.8	(143.2)	(590.1)	1.3%	26.7%
Other operating income/expenses	(15.7)	(0.4)	(0.7)	23.6	6.9	-143.9%	-147.2%
Normalized EBIT	487.3	20.6	(69.3)	203.1	641.6	31.7%	40.0%
Normalized EBIT margin	26.9%				30.8%	390 bps	80 bps
Normalized EBITDA	664.9	9.0	(95.9)	228.7	806.7	21.3%	33.9%
Normalized EBITDA margin	36.7%				38.7%	200 bps	-60 bps

LAS results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	15,218.8	(399.8)		1,000.3	15,819.4	3.9%	6.8%
Net revenue	4,787.3	(169.5)	(1,186.4)	1,418.6	4,850.0	1.3%	30.7%
Net revenue/hl	314.6	(2.9)	(75.0)	70.0	306.6	-2.5%	22.5%
COGS	(1,772.3)	116.9	439.5	(705.3)	(1,921.1)	8.4%	42.6%
COGS/hl	(116.5)	4.7	27.8	(37.5)	(121.4)	4.3%	33.6%
COGS excl. deprec.&amort.	(1,562.4)	102.9	394.3	(657.6)	(1,722.9)	10.3%	45.1%
COGS/hl excl. deprec. &amort	(102.7)	4.2	24.9	(35.3)	(108.9)	6.1%	35.9%
Gross profit	3,015.0	(52.5)	(746.8)	713.3	2,928.9	-2.9%	24.1%
Gross margin	63.0%				60.4%	-260 bps	-330 bps
SG&A excl. deprec.&amort.	(1,180.8)	86.9	276.8	(308.3)	(1,125.5)	-4.7%	28.2%
SG&A deprec.&amort.	(141.1)	10.1	33.0	(24.9)	(123.0)	-12.9%	19.0%
SG&A total	(1,322.0)	97.0	309.7	(333.2)	(1,248.4)	-5.6%	27.2%
Other operating income/expenses	(43.4)	0.9	(1.1)	51.9	8.3	-119.2%	-122.2%
Normalized EBIT	1,649.6	45.4	(438.2)	432.0	1,688.8	2.4%	25.5%
Normalized EBIT margin	34.5%				34.8%	30 bps	-150 bps
Normalized EBITDA	2,000.6	21.2	(516.4)	504.6	2,010.0	0.5%	25.0%
Normalized EBITDA margin	41.8%				41.4%	-40 bps	-190 bps

Second Quarter 2017 Results July 27, 2017 Page 14

Canada

In Canada, we delivered R$ 617.6 million of EBITDA (+3.9%), while our EBITDA margin increased 90bps to 35.7%.

Top line was up 1.4%, as volume decline was more than offset by a net revenue per hectoliter growth of 1.8% year over year. Volumes were slightly down (-0.4%), driven by industry softness due to unfavorable weather almost fully offset by continued solid brand performance. Bud Light led the way as the fastest growing brand in Canada while the high ended segment benefited from a strong performances by Stella Artois and our craft portfolio, helping us to achieve the highest quarterly market share figure since 1998.

Cash COGS decreased by 1.6% and, on a per hectoliter basis, by 1.2%, primarily driven by cost absorption from increased production as well as cost efficiencies within our imported portfolio.

Canada results	2Q16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q17	Reported	Organic
Volume ('000 hl)	2,994.6	3.0	-	(11.1)	2,986.5	-0.3%	-0.4%
Net revenue	2,030.0	0.7	(331.3)	29.2	1,728.6	-14.8%	1.4%
Net revenue/hl	677.9	(0.5)	(110.9)	12.3	578.8	-14.6%	1.8%
COGS	(662.1)	(0.5)	106.6	0.3	(555.7)	-16.1%	0.0%
COGS/hl	(221.1)	0.1	35.7	(0.7)	(186.1)	-15.8%	0.3%
COGS excl. deprec.&amort.	(623.1)	(0.5)	98.8	10.0	(514.9)	-17.4%	-1.6%
COGS/hl excl. deprec. &amort	(208.1)	0.0	33.1	2.6	(172.4)	-17.1%	-1.2%
Gross profit	1,367.9	0.2	(224.7)	29.6	1,172.9	-14.3%	2.2%
Gross margin	67.4%				67.9%	50 bps	50 bps
SG&A excl. deprec.&amort.	(692.3)	(0.1)	113.9	(18.9)	(597.4)	-13.7%	2.7%
SG&A deprec.&amort.	(19.6)	-	3.5	(1.9)	(18.0)	-8.4%	9.5%
SG&A total	(711.9)	(0.1)	117.4	(20.8)	(615.4)	-13.6%	2.9%
Other operating income/expenses	(5.7)	0.1	(0.2)	7.2	1.3	-122.2%	-125.3%
Normalized EBIT	650.3	0.1	(107.5)	16.0	558.8	-14.1%	2.5%
Normalized EBIT margin	32.0%				32.3%	30 bps	40 bps
Normalized EBITDA	708.8	0.1	(118.8)	27.5	617.6	-12.9%	3.9%
Normalized EBITDA margin	34.9%				35.7%	80 bps	90 bps

Canada results	YTD16		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD17	Reported	Organic
Volume ('000 hl)	4,934.1	10.3	-	(28.7)	4,915.7	-0.4%	-0.6%
Net revenue	3,345.6	5.7	(556.7)	59.8	2,854.4	-14.7%	1.8%
Net revenue/hl	678.0	(0.3)	(113.3)	16.1	580.7	-14.4%	2.4%
COGS	(1,093.3)	(2.9)	173.5	32.2	(890.5)	-18.5%	-2.9%
COGS/hl	(221.6)	(0.1)	35.3	5.3	(181.2)	-18.2%	-2.4%
COGS excl. deprec.&amort.	(1,024.3)	(2.8)	160.3	43.8	(823.0)	-19.7%	-4.3%
COGS/hl excl. deprec. &amort	(207.6)	(0.1)	32.6	7.7	(167.4)	-19.4%	-3.7%
Gross profit	2,252.3	2.8	(383.3)	92.1	1,963.9	-12.8%	4.1%
Gross margin	67.3%				68.8%	150 bps	150 bps
SG&A excl. deprec.&amort.	(1,271.7)	(3.9)	213.3	(33.2)	(1,095.5)	-13.9%	2.6%
SG&A deprec.&amort.	(38.2)	(0.0)	3.2	18.6	(16.4)	-57.0%	-48.6%
SG&A total	(1,309.9)	(4.0)	216.5	(14.6)	(1,111.9)	-15.1%	1.1%
Other operating income/expenses	(12.2)	0.5	(0.4)	14.5	2.4	-119.9%	-118.6%
Normalized EBIT	930.2	(0.6)	(167.1)	91.9	854.4	-8.1%	9.9%
Normalized EBIT margin	27.8%				29.9%	210 bps	220 bps
Normalized EBITDA	1,037.4	(0.5)	(183.5)	85.0	938.4	-9.5%	8.2%
Normalized EBITDA margin	31.0%				32.9%	190 bps	200 bps

Second Quarter 2017 Results July 27, 2017 Page 15

Other operating income / (expense)

Other operating income totaled R$ 222.6 million in 2Q17 (-32.8%), mainly driven by government grants related to State VAT long-term tax incentives that were down year over year due to (i) the expiration of VAT Government Grants Agreements in 4Q16, and (ii) revenue geographic mix.

Other operating income/(expenses)	2Q16	2Q17	YTD16	YTD17

R$ million

Government grants/NPV of long term fiscal incentives	317.8	205.6	673.2	427.5
(Additions to)/reversals of provisions	(6.6)	(17.2)	(28.9)	(27.7)
Net gain on disposal of property, plant and equipment and intangible assets	25.3	8.1	28.2	2.7
Net other operating income/(expenses)	(5.4)	26.1	50.9	110.9

	331.1	222.6	723.4	513.4

Exceptional items

During the second quarter we recorded an expense of R$ 32.1 million in exceptional items (as compared to R$ 22.2 million in 2Q16).

Exceptional items	2Q16	2Q17	YTD16	YTD17

R$ million

Restructuring	(14.2)	(31.7)	(20.5)	(59.7)
Costs of new acquisition	(8.0)	(0.4)	(8.0)	(1.1)
Other exceptional items

	(22.2)	(32.1)	(28.5)	(60.8)

Second Quarter 2017 Results July 27, 2017 Page 16

Net finance results

Net finance results totaled an expense of R$ 698.8 million in 2Q17 (compared to a R$ 899.9 million expense in 2Q16), being explained by:

(i)    Interest income of R$ 117.8 million, driven by our cash balance, mainly in Brazilian reais, US dollars and Canadian dollars;

(ii)   Interest expenses of R$ 389.6 million, that include a non-cash accrual of around R$ 150 million related to the put option associated with our investment in the Dominican Republic;

(iii)  R$ 141.3 million of losses on derivative instruments, mainly related to the carry cost of our FX hedges, primarily linked to our COGS exposure in Brazil and Argentina. Losses on derivative instruments have declined 69.6%, as expected, as a consequence of lower carry costs;

(iv)  Losses on non-derivative instruments of R$ 101.2 million, mainly related to FX translation; and

(v)   R$ 150.7 million of other financial expenses.

Net finance results	2Q16	2Q17	YTD16	YTD17

R$ million

Interest income	103.7	117.8	288.8	226.4
Interest expenses	(357.9)	(389.6)	(718.9)	(791.9)
Gains/(losses) on derivative instruments	(465.2)	(141.3)	(882.6)	(387.9)
Gains/(losses) on non-derivative instruments	(38.8)	(101.2)	(284.1)	(179.6)
Taxes on financial transactions	(47.3)	(33.6)	(90.6)	(71.6)
Other financial income/(expenses), net	(94.3)	(150.7)	(383.7)	(366.8)

Net finance results	(899.9)	(698.8)	(2,071.2)	(1,571.4)

As of June 30th, 2017 we held a net cash position of R$ 3.821.4 (up from R$ 2,763.3 million as of December 31st, 2016). Consolidated debt corresponded to R$ 4,917.6 million whereas cash and cash equivalents less bank overdrafts totaled R$ 8,730.3 million, up from R$ 7,876.8 million as of December 31st, 2016.

	December 31st, 2016			June 30th, 2017
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	726.0	1,165.3	1,891.2	626.8	746.8	1,373.6
Foreign Currency	2,904.7	600.5	3,505.1	2,964.1	580.0	3,544.0
Consolidated Debt	3,630.6	1,765.7	5,396.3	3,590.8	1,326.8	4,917.6

Cash and Cash Equivalents less Bank Overdrafts			7,876.8			8,730.3
Current Investment Securities			282.8			8.8

Net Debt/ (Cash)			(2,763.3)			(3,821.4)

Second Quarter 2017 Results July 27, 2017 Page 17

Provision for income tax & social contribution

Effective tax rate was 9.4% in line with 2Q16, as a lower weighted nominal rate of 26.4% (versus 29.5% in 2Q16) was adversely impacted by a one-time tax adjustment. Year to date, our effective tax rate is 11.2% compared to 10.0% in the first half of 2016.

The table below shows the reconciliation for income tax and social contribution provision.

			YTD16	YTD17
Income tax and social contribution
R$ million	2Q16	2Q17

Profit before tax	2,399.1	2,345.3	5,629.5	4,973.6

Adjustment on taxable basis
Non-taxable net financial and other income	(133.6)	(63.2)	(263.6)	(168.0)
Goverment grants (VAT)	(383.0)	(415.0)	(724.1)	(849.4)
Share of results of associates	(0.4)	(5.3)	(7.8)	(6.3)
Expenses not deductible	204.1	(59.5)	464.5	30.5
Foreign profits taxed in Brazil	529.1	(289.7)	1,008.1	(254.9)
	2,615.3	1,512.6	6,106.6	3,725.5
Aggregated weighted nominal tax rate	29.5%	26.4%	30.3%	28.3%
Taxes – nominal rate	(772.6)	(398.7)	(1,852.0)	(1,054.3)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	425.4	369.0	1,118.7	653.4
Tax benefit - amortization on tax books	35.5	46.3	71.1	82.6
Other tax adjustments	85.2	(237.1)	99.3	(240.7)
Income tax and social contribution expense	(226.6)	(220.5)	(563.0)	(559.0)
Effective tax rate	9.4%	9.4%	10.0%	11.2%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of June 30th, 2017.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,726,265,061	61.9%
FAHZ	1,605,582,101	10.2%
Market	4,375,329,340	27.9%
Outstanding	15,707,176,502	100.0%
Treasury	10,438,917
TOTAL	15,717,615,419
Free float BM&FBovespa	3,042,693,627	19.4%
Free float NYSE	1,332,635,713	8.5%

Second Quarter 2017 Results July 27, 2017 Page 18

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q16	2Q17	YTD16	YTD17
Profit - Ambev holders	2,046.2	2,013.1	4,813.0	4,212.3
Non-controlling interest	126.4	111.7	253.5	202.4
Income tax expense	226.6	220.5	563.0	559.0
Profit before taxes	2,399.1	2,345.3	5,629.5	4,973.6
Share of results of associates	(0.4)	(5.3)	(7.8)	(6.3)
Net finance results	899.9	698.8	2,071.2	1,571.4
Exceptional items	22.2	32.1	28.5	60.8
Normalized EBIT	3,320.8	3,070.9	7,721.3	6,599.5
Depreciation & amortization - total	883.8	872.4	1,747.7	1,700.0
Normalized EBITDA	4,204.6	3,943.3	9,469.0	8,299.5

Second Quarter 2017 Results July 27, 2017 Page 19

Q2 2017 Earnings Conference Call

Speakers:	Bernardo Paiva Chief Executive Officer
Ricardo Rittes Chief Financial and Investor Relations Officer

Language:	English

Date:	July 27th, 2017 (Thursday)

Time:	12:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1 (844) 839-2182
	International participants	+ 1 (412) 317-2503

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.engage-x.com/Cover.aspx?PlatformId=kFr4FILMS5D2Xywf%2FTXiLA%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10109947 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Nicole Brink (+55 11) 2122-1415 nicole.brink@ambev.com.br	Andre Thomaz (+55 11) 2122-1414 andre.thomaz@ambev.com.br

ir.ambev.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Second Quarter 2017 Results July 27, 2017 Page 20

Ambev - Segment financial information
Organic results
	Ambev Brazil									LAS			CAC			Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			Operations			Operations			Operations			Consolidated
	2Q16	2Q17%		2Q16	2Q17%		2Q16	2Q17%		2Q16	2Q17%		2Q16	2Q17%		2Q16	2Q17%		2Q16	2Q17%
Volumes (000 hl)	17,660	17,430	-1.3%	6,462	5,549	-14.1%	24,122	22,979	-4.7%	6,202	6,730	12.2%	2,350	2,965	1.6%	2,995	2,986	-0.4%	35,668	35,660	-1.1%

R$ million
Net sales	4,701.6	4,546.4	-3.3%	851.0	778.6	-8.5%	5,552.6	5,325.0	-4.1%	1,813.4	2,086.0	36.2%	981.2	1,128.3	6.9%	2,030.0	1,728.6	1.4%	10,377.2	10,268.0	4.8%
% of total	45.3%	44.3%		8.2%	7.6%		53.5%	51.9%		17.5%	20.3%		9.5%	11.0%		19.6%	16.8%		100.0%	100.0%
COGS	(1,634.0)	(1,721.3)	5.3%	(430.2)	(420.6)	-2.2%	(2,064.2)	(2,141.9)	3.8%	(728.1)	(861.2)	45.3%	(440.3)	(489.4)	5.2%	(662.1)	(555.7)	0.0%	(3,894.6)	(4,048.2)	10.6%
% of total	42.0%	42.5%		11.0%	10.4%		53.0%	52.9%		18.7%	21.3%		11.3%	12.1%		17.0%	13.7%		100.0%	100.0%
Gross profit	3,067.6	2,825.0	-7.9%	420.8	358.1	-14.9%	3,488.4	3,183.1	-8.8%	1,085.4	1,224.8	30.5%	540.9	638.9	8.3%	1,367.9	1,172.9	2.2%	6,482.6	6,219.8	1.4%
% of total	47.3%	45.4%		6.5%	5.8%		53.8%	51.2%		16.7%	19.7%		8.3%	10.3%		21.1%	18.9%		100.0%	100.0%
SG&A	(1,694.2)	(1,627.6)	-3.9%	(239.8)	(238.5)	-0.5%	(1,934.0)	(1,866.1)	-3.5%	(582.4)	(590.1)	26.7%	(264.6)	(299.8)	-19.1%	(711.9)	(615.4)	2.9%	(3,492.9)	(3,371.4)	1.3%
% of total	48.5%	48.3%		6.9%	7.1%		55.4%	55.4%		16.7%	17.5%		7.6%	8.9%		20.4%	18.3%		100.0%	100.0%
Other operating income/(expenses)	282.5	178.3	-36.9%	71.8	42.9	-40.3%	354.3	221.2	-37.6%	(15.7)	6.9	-147.2%	(1.8)	(6.7)	115.2%	(5.7)	1.3	-125.3%	331.1	222.6	-31.6%
% of total	85.3%	80.1%		21.7%	19.3%		107.0%	99.4%		-4.7%	3.1%		-0.5%	-3.0%		-1.7%	0.6%		100.0%	100.0%
Normalized EBIT	1,655.8	1,375.7	-16.9%	252.9	162.5	-35.8%	1,908.7	1,538.2	-19.4%	487.3	641.6	40.0%	274.6	332.3	34.1%	650.3	558.8	2.5%	3,320.8	3,070.9	-1.7%
% of total	49.9%	44.8%		7.6%	5.3%		57.5%	50.1%		14.7%	20.9%		8.3%	10.8%		19.6%	18.2%		100.0%	100.0%
Normalized EBITDA	2,133.8	1,855.6	-13.0%	343.5	231.6	-32.6%	2,477.3	2,087.2	-15.7%	664.9	806.7	33.9%	353.6	431.9	29.7%	708.8	617.6	3.9%	4,204.6	3,943.3	-0.7%
% of total	50.7%	47.1%		8.2%	5.9%		58.9%	52.9%		15.8%	20.5%		8.4%	11.0%		16.9%	15.7%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-34.8%	-37.9%		-50.5%	-54.0%		-37.2%	-40.2%		-40.1%	-41.3%		-44.9%	-43.4%		-32.6%	-32.1%		-37.5%	-39.4%
Gross profit	65.2%	62.1%		49.5%	46.0%		62.8%	59.8%		59.9%	58.7%		55.1%	56.6%		67.4%	67.9%		62.5%	60.6%
SG&A	-36.0%	-35.8%		-28.2%	-30.6%		-34.8%	-35.0%		-32.1%	-28.3%		-27.0%	-26.6%		-35.1%	-35.6%		-33.7%	-32.8%
Other operating income/(expenses)	6.0%	3.9%		8.4%	5.5%		6.4%	4.2%		-0.9%	0.3%		-0.2%	-0.6%		-0.3%	0.1%		3.2%	2.2%
Normalized EBIT	35.2%	30.3%		29.7%	20.9%		34.4%	28.9%		26.9%	30.8%		28.0%	29.5%		32.0%	32.3%		32.0%	29.9%
Normalized EBITDA	45.4%	40.8%		40.4%	29.7%		44.6%	39.2%		36.7%	38.7%		36.0%	38.3%		34.9%	35.7%		40.5%	38.4%

Per hectoliter - (R$/hl)
Net sales	266.2	260.8	-2.0%	131.7	140.3	6.6%	230.2	231.7	0.7%	292.4	310.0	21.4%	417.6	380.5	4.2%	677.9	578.8	1.8%	290.9	287.9	5.9%
COGS	(92.5)	(98.8)	6.7%	(66.6)	(75.8)	13.9%	(85.6)	(93.2)	8.9%	(117.4)	(128.0)	29.5%	(187.4)	(165.1)	2.9%	(221.1)	(186.1)	0.3%	(109.2)	(113.5)	11.5%
Gross profit	173.7	162.1	-6.7%	65.1	64.5	-0.9%	144.6	138.5	-4.2%	175.0	182.0	16.3%	230.2	215.5	5.3%	456.8	392.7	2.5%	181.7	174.4	2.5%
SG&A	(95.9)	(93.4)	-2.7%	(37.1)	(43.0)	15.8%	(80.2)	(81.2)	1.3%	(93.9)	(87.7)	13.0%	(112.6)	(101.1)	-16.6%	(237.7)	(206.1)	3.3%	(97.9)	(94.5)	2.4%
Other operating income/(expenses)	16.0	10.2	-36.1%	11.1	7.7	-30.4%	14.7	9.6	-34.5%	(2.5)	1.0	-142.1%	(0.8)	(2.3)	88.1%	(1.9)	0.4	-125.3%	9.3	6.2	-31.2%
Normalized EBIT	93.8	78.9	-15.8%	39.1	29.3	-25.2%	79.1	66.9	-15.4%	78.6	95.3	24.8%	116.9	112.1	25.9%	217.1	187.1	2.8%	93.1	86.1	-0.7%
Normalized EBITDA	120.8	106.5	-11.9%	53.2	41.7	-21.5%	102.7	90.8	-11.6%	107.2	119.9	19.4%	150.5	145.7	22.4%	236.7	206.8	4.3%	117.9	110.6	0.4%

Second Quarter 2017 Results July 27, 2017 Page 21

Ambev - Segment financial information
Organic Results
	Ambev Brazil									LAS			CAC			Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			Operations			Operations			Operations			Consolidated
	YTD16	YTD17%		YTD16	YTD17%		YTD16	YTD17%		YTD16	YTD17%		YTD16	YTD17%		YTD16	YTD17%		YTD16	YTD17%
Volumes (000 hl)	37,527	37,979	1.2%	13,403	12,494	-6.8%	50,930	50,473	-0.9%	15,219	15,819	6.8%	4,542	5,757	1.4%	4,934	4,916	-0.6%	75,625	76,965	0.8%

R$ million
Net sales	10,011.4	9,916.8	-0.9%	1,799.3	1,702.4	-5.4%	11,810.7	11,619.2	-1.6%	4,787.3	4,850.0	30.7%	1,998.8	2,186.2	6.2%	3,345.6	2,854.4	1.8%	21,942.3	21,509.8	6.5%
% of total	45.6%	46.1%		8.2%	7.9%		53.8%	54.0%		21.8%	22.5%		9.1%	10.2%		15.2%	13.3%		100.0%	100.0%
COGS	(3,233.4)	(3,835.2)	18.6%	(843.8)	(971.2)	15.1%	(4,077.2)	(4,806.4)	17.9%	(1,772.3)	(1,921.1)	42.6%	(912.1)	(953.3)	3.5%	(1,093.3)	(890.5)	-2.9%	(7,854.9)	(8,571.3)	18.5%
% of total	41.2%	44.7%		10.7%	11.3%		51.9%	56.1%		22.6%	22.4%		11.6%	11.1%		13.9%	10.4%		100.0%	100.0%
Gross profit	6,778.0	6,081.6	-10.3%	955.5	731.2	-23.5%	7,733.5	6,812.8	-11.9%	3,015.0	2,928.9	24.1%	1,086.6	1,232.9	8.4%	2,252.3	1,963.9	4.1%	14,087.4	12,938.4	-0.2%
% of total	48.1%	47.0%		6.8%	5.7%		54.9%	52.7%		21.4%	22.6%		7.7%	9.5%		16.0%	15.2%		100.0%	100.0%
SG&A	(3,430.2)	(3,371.9)	-1.7%	(495.5)	(504.1)	1.7%	(3,925.7)	(3,876.0)	-1.3%	(1,322.0)	(1,248.4)	27.2%	(532.0)	(615.9)	-9.2%	(1,309.9)	(1,111.9)	1.1%	(7,089.6)	(6,852.3)	3.6%
% of total	48.4%	49.2%		7.0%	7.4%		55.4%	56.6%		18.6%	18.2%		7.5%	9.0%		18.5%	16.2%		100.0%	100.0%
Other operating income/(expenses)	619.2	401.1	-35.2%	155.0	100.3	-35.3%	774.2	501.3	-35.2%	(43.4)	8.3	-122.2%	4.9	1.3	nm	(12.2)	2.4	-118.6%	723.5	513.4	-30.3%
% of total	85.6%	78.1%		21.4%	19.5%		107.0%	97.6%		-6.0%	1.6%		0.7%	0.3%		-1.7%	0.5%		100.0%	100.0%
Normalized EBIT	3,967.1	3,110.7	-21.6%	614.9	327.4	-46.8%	4,582.0	3,438.1	-25.0%	1,649.6	1,688.8	25.5%	559.6	618.2	22.9%	930.2	854.4	9.9%	7,721.3	6,599.5	-6.3%
% of total	51.4%	47.1%		8.0%	5.0%		59.3%	52.1%		21.4%	25.6%		7.2%	9.4%		12.0%	12.9%		100.0%	100.0%
Normalized EBITDA	4,906.2	4,070.5	-17.0%	792.5	471.8	-40.5%	5,698.6	4,542.3	-20.3%	2,000.6	2,010.0	25.0%	732.3	808.8	18.4%	1,037.4	938.4	8.2%	9,469.0	8,299.5	-4.6%
% of total	51.8%	49.0%		8.4%	5.7%		60.2%	54.7%		21.1%	24.2%		7.7%	9.7%		11.0%	11.3%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-32.3%	-38.7%		-46.9%	-57.0%		-34.5%	-41.4%		-37.0%	-39.6%		-45.6%	-43.6%		-32.7%	-31.2%		-35.8%	-39.8%
Gross profit	67.7%	61.3%		53.1%	43.0%		65.5%	58.6%		63.0%	60.4%		54.4%	56.4%		67.3%	68.8%		64.2%	60.2%
SG&A	-34.3%	-34.0%		-27.5%	-29.6%		-33.2%	-33.4%		-27.6%	-25.7%		-26.6%	-28.2%		-39.2%	-39.0%		-32.3%	-31.9%
Other operating income/(expenses)	6.2%	4.0%		8.6%	5.9%		6.6%	4.3%		-0.9%	0.2%		0.2%	0.1%		-0.4%	0.1%		3.3%	2.4%
Normalized EBIT	39.6%	31.4%		34.2%	19.2%		38.8%	29.6%		34.5%	34.8%		28.0%	28.3%		27.8%	29.9%		35.2%	30.7%
Normalized EBITDA	49.0%	41.0%		44.0%	27.7%		48.2%	39.1%		41.8%	41.4%		36.6%	37.0%		31.0%	32.9%		43.2%	38.6%

Per hectoliter - (R$/hl)
Net sales	266.8	261.1	-2.1%	134.2	136.3	1.5%	231.9	230.2	-0.7%	314.6	306.6	22.5%	440.1	379.8	3.8%	678.0	580.7	2.4%	290.1	279.5	5.6%
COGS	(86.2)	(101.0)	17.2%	(63.0)	(77.7)	23.5%	(80.1)	(95.2)	19.0%	(116.5)	(121.4)	33.6%	(200.8)	(165.6)	1.7%	(221.6)	(181.2)	-2.4%	(103.9)	(111.4)	17.3%
Gross profit	180.6	160.1	-11.3%	71.3	58.5	-17.9%	151.8	135.0	-11.1%	198.1	185.1	16.2%	239.2	214.2	5.5%	456.5	399.5	4.7%	186.3	168.1	-0.9%
SG&A	(91.4)	(88.8)	-2.9%	(37.0)	(40.3)	9.1%	(77.1)	(76.8)	-0.4%	(86.9)	(78.9)	19.2%	(117.1)	(107.0)	-8.5%	(265.5)	(226.2)	1.7%	(93.7)	(89.0)	2.7%
Other operating income/(expenses)	16.5	10.6	-36.0%	11.6	8.0	-30.6%	15.2	9.9	-34.7%	(2.9)	0.5	-120.8%	1.1	0.2	nm	(2.5)	0.5	-118.5%	9.6	6.7	-30.4%
Normalized EBIT	105.7	81.9	-22.5%	45.9	26.2	-42.9%	90.0	68.1	-24.3%	108.4	106.8	17.6%	123.2	107.4	17.1%	188.5	173.8	10.5%	102.1	85.7	-7.0%
Normalized EBITDA	130.7	107.2	-18.0%	59.1	37.8	-36.1%	111.9	90.0	-19.6%	131.5	127.1	17.1%	161.2	140.5	13.5%	210.2	190.9	8.8%	125.2	107.8	-5.2%

Second Quarter 2017 Results July 27, 2017 Page 22

CONSOLIDATED BALANCE SHEET	June 30th, 2017	December 31st, 2016
R$ million
Assets
Current assets
Cash and cash equivalents	8,757.3	7,876.8
Investment securities	8.8	282.8
Derivative financial instruments	259.6	196.7
Trade receivables	3,572.2	4,368.1
Inventories	4,664.0	4,347.1
Income tax and social contributions receivable	3,852.3	4,693.7
Other taxes receivable	676.8	729.6
Other assets	1,251.9	1,392.2
	23,042.9	23,887.0
Non-current assets
Investment securities	94.5	104.3
Derivative financial instruments	29.8	16.3
Income tax and social contributions receivable	-	4.5
Deferred tax assets	3,246.7	2,268.1
Other taxes receivable	345.9	343.1
Other assets	2,049.9	1,973.6
Employee benefits	33.7	33.5
Investments in associates	306.6	300.1
Property, plant and equipment	18,638.1	19,153.8
Intangible assets	5,239.6	5,245.9
Goodwill	31,096.3	30,511.2
	61,081.1	59,954.4

Total assets	84,124.0	83,841.4

Equity and liabilities
Current liabilities
Trade payables	9,123.5	10,868.8
Derivative financial instruments	195.4	686.4
Interest-bearing loans and borrowings	3,590.8	3,630.6
Bank overdrafts	27.1	-
Payroll and social security payables	799.5	686.6
Dividends and interest on shareholder´s equity payable	3,140.0	1,714.4
Income tax and social contribution payable	1,026.7	904.2
Taxes and contributions payable	2,024.3	3,378.2
Put option granted on subsidiary and other liabilities	5,920.0	6,735.8
Provisions	168.7	168.6
	26,016.0	28,773.6
Non-current liabilities
Trade payables	186.7	237.8
Derivative financial instruments	3.0	27.0
Interest-bearing loans and borrowings	1,326.8	1,765.7
Deferred tax liabilities	2,264.5	2,329.7
Taxes and contributions payable	735.8	681.4
Put option granted on subsidiary and other liabilities	767.4	471.8
Provisions	889.5	765.4
Employee benefits	2,202.3	2,137.7
	8,376.0	8,416.5

Total liabilities	34,392.0	37,190.1

Equity
Issued capital	57,614.1	57,614.2
Reserves	64,284.1	64,230.0
Comprehensive income	(75,828.4)	(77,019.1)
Retained earnings	1,699.4	-
Equity attributable to equity holders of Ambev	47,769.2	44,825.1
Non-controlling interests	1,962.8	1,826.2
Total Equity	49,732.0	46,651.3

Total equity and liabilities	84,124.0	83,841.4

Second Quarter 2017 Results July 27, 2017 Page 23

CONSOLIDATED STATEMENT OF OPERATIONS				YTD16
R$ million	2Q17	2Q16	YTD17

Net sales	10,268.0	10,377.2	21,509.8	21,942.3
Cost of sales	(4,048.2)	(3,894.6)	(8,571.3)	(7,854.9)
Gross profit	6,219.8	6,482.6	12,938.4	14,087.4

Sales and marketing expenses	(2,850.6)	(2,939.4)	(5,775.9)	(6,002.4)
Administrative expenses	(520.8)	(553.6)	(1,076.4)	(1,087.2)
Other operating income/(expenses)	222.6	331.1	513.4	723.5

Normalized EBIT	3,070.9	3,320.8	6,599.5	7,721.3

Exceptional items	(32.1)	(22.2)	(60.8)	(28.5)

Income from operations (EBIT)	3,038.8	3,298.6	6,538.8	7,692.8

Net finance results	(698.8)	(899.9)	(1,571.4)	(2,071.2)
Share of results of associates	5.3	0.4	6.3	7.8

Profit before income tax	2,345.3	2,399.1	4,973.6	5,629.5

Income tax expense	(220.5)	(226.6)	(559.0)	(563.0)

Profit	2,124.8	2,172.5	4,414.7	5,066.5
Attributable to:
Equity holders of Ambev	2,013.1	2,046.2	4,212.3	4,813.0
Non-controlling interest	111.7	126.4	202.4	253.5

Basic earnings per share (common)	0.13	0.13	0.27	0.31
Diluted earnings per share (common)	0.13	0.13	0.27	0.30

Normalized Profit	2,141.5	2,194.7	4,457.5	5,095.0

Normalized basic earnings per share (common)	0.13	0.13	0.27	0.31
Normalized diluted earnings per share (common)	0.13	0.13	0.27	0.31

Nº of basic shares outstanding	15,706.1	15,698.3	15,703.4	15,693.6
Nº of diluted shares outstanding	15,834.3	15,815.7	15,831.6	15,810.9

Second Quarter 2017 Results July 27, 2017 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS				YTD16
R$ million	2Q17	2Q16	YTD17
Cash Flows from Operating Activities
Profit	2,124.8	2,172.5	4,414.7	5,066.5
Depreciation, amortization and impairment	872.4	883.8	1,700.0	1,747.7
Impairment losses on receivables and inventories	42.6	47.7	70.8	71.9
Additions/(reversals) in provisions and employee benefits	24.2	59.3	73.3	150.2
Net finance cost	698.8	899.9	1,571.4	2,071.2
Loss/(gain) on sale of property, plant and equipment and intangible assets	(8.1)	(25.3)	(2.7)	(28.2)
Equity-settled share-based payment expense	41.4	47.6	86.4	85.549
Income tax expense	220.5	226.6	559.0	563.0
Share of result of associates	(5.3)	(0.4)	(6.3)	(7.8)
Other non-cash items included in the profit	63.6	(245.1)	187.1	(709.6)
Cash flow from operating activities before changes in working capital and use of provisions	4,075.0	4,066.8	8,653.6	9,010.3
Decrease/(increase) in trade and other receivables	(377.4)	(383.4)	1,060.9	638.1
Decrease/(increase) in inventories	(85.8)	272.6	(285.7)	(411.0)
Increase/(decrease) in trade and other payables	(1,194.7)	(1,483.1)	(3,902.7)	(4,506.5)
Cash generated from operations	2,417.1	2,472.8	5,526.1	4,731.0
Interest paid	(95.8)	(318.5)	(250.9)	(464.3)
Interest received	80.7	363.3	136.0	407.9
Dividends received	0.1	5.3	4.0	25.1
Income tax paid	22.5	(440.9)	(1,006.0)	(4,832.6)
Cash flow from operating activities	2,424.6	2,081.9	4,409.1	(132.9)
Proceeds from sale of property, plant, equipment and intangible assets	15.3	33.2	25.8	48.8
Acquisition of property, plant, equipment and intangible assets	(751.0)	(1,151.3)	(1,310.5)	(1,858.5)
Acquisition of subsidiaries, net of cash acquired	1.3	(137.7)	(331.4)	(1,832.9)
Net proceeds/(investment) of debt securities	18.6	(61.5)	291.2	(39.5)
Net proceeds/(acquisition) of other assets	-	0.0	1.6	0.1
Cash flow used in investing activities	(715.9)	(1,317.2)	(1,323.5)	(3,682.0)
Proceeds/(repurchase) of shares	15.6	(5.0)	(32.8)	(4.5)
Proceeds from borrowings	1,356.1	130.1	2,594.3	903.2
Repayment of borrowings	(1,460.3)	(308.0)	(2,943.1)	(535.5)
Cash net finance costs other than interests	(288.2)	(794.2)	(718.1)	(1,937.0)
Payment of finance lease liabilities	(2.2)	(0.8)	(4.5)	(1.6)
Dividends and interest on shareholders’ equity paid	(83.0)	(86.4)	(1,215.0)	(2,186.0)
Cash flow used in financing activities	(461.9)	(1,064.2)	(2,319.1)	(3,761.4)
Net increase/(decrease) in Cash and cash equivalents	1,246.8	(299.6)	766.6	(7,576.4)
Cash and cash equivalents less bank overdrafts at beginning of period	7,229.1	6,007.3	7,876.8	13,617.6
Effect of exchange rate fluctuations	254.3	(155.4)	86.8	(489.0)
Cash and cash equivalents less bank overdrafts at end of period	8,730.3	5,552.3	8,730.3	5,552.3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer